

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2020

Ryan A. Hornaday
Chief Financial Officer
MediaCo Holding Inc.
One Emmis Plaza
40 Monument Circle, Suite 700
Indianapolis, IN 46204

Re: MediaCo Holding Inc.
Form 8-K
Exhibit Nos. 10.2 Employee Leasing Agreement, dated as of November 25, 2019, by and between Emmis Operating Company and MediaCo Holding Inc.
10.3 Management Agreement, dated as of November 25, 2019, by and between Emmis Operating Company and MediaCo Holding Inc.
10.4 Shared Services Agreement (WEPN), dated as of November 25, 2019, by and between Emmis Operating Company and MediaCo Holding Inc.
10.5 Shared Services Agreement (WLIB), dated as of November 25, 2019, by and between WBLS-WLIB LLC and MediaCo Holding Inc.
10.7 Antenna Site Agreement (WBLS Aux), dated as of November 25, 2019, by and between WLIB Tower LLC and MediaCo Holding Inc.
Filed November 27, 2019
File No. 001-39029

Dear Mr. Hornaday:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance